Exemption NOV 1

AMERICAN INDUSTRIAL REAL ESTATE ASSOCIATION

STANDARD INDUSTRIAL/COMMERCIAL SINGLE-TENANT SUB LEASE -- NET

(DO NOT USE THIS FORM FOR MULTI-TENANT BUILDINGS)

RECITALS

This Sublease (hereinafter referred to as the "Lease") is made and entered into with respect to the following facts:

(a) Port Hueneme Surplus Authority, the Lessor, herein is the lessee / tenant under that certain Lease Agreement, dated March 31, 1997, identified as "Oxnard Harbor District Port Hueneme Surplus Property Authority Lease" ("Master Lease") by and between Lessor and the Oxnard Harbor District, a California harbor district ("Master Lessor"), with respect to that certain real property ("Property") described in the Master Lease and located in the City of Port Hueneme, County of Ventura, State of California, and within the political boundaries of Lessor; and

(b) Master Lessor acquired its interest in the Property pursuant to that certain conveyance to Master Lessor from the Secretary of Transportation, as delegated to the Maritime Administrator, Maritime Administration, by certain instrument known and identified as "Port Facility Property Instrument of Disposal Quitclaim Deed," Indenture or otherwise as necessary to meet local requirements ("Deed"); and

(c) Parcel B of the Property is generally known as the Port Hueneme Aquaculture Center, and is further described in Exhibit "A" attached hereto and incorporated herein by this reference; and

(d) The legislative body of Lessor has heretofore determined that the public interest, convenience and necessity require the execution and implementation of this Lease.

1. Basic Provisions ("Basic Provisions").

1.1 Parties: This Sub Lease (hereinafter referred to as the "Lease"), dated for reference purposes only October 2, 2000, is made by and between Port Hueneme Surplus Property Authority, a surplus property authority ("Lessor") and Stellar Biotechnologies, Inc., a California corporation ("Lessee"), (collectively the "Parties," or individually a "Party").

1.2 Premises: That certain real property, including all improvements therein or to be provided by Lessor under the terms of this Lease, and commonly known as Units 3, 4 & 5 of Port Hueneme Aquaculture Center, located in the County of Ventura, State of California, and generally described as (describe briefly the nature of the property and, if applicable, the "Project", if the property is located within a Project) See attached legal description in Exhibit "B" attached hereto and hereby incorporated by this reference. See also Paragraph 50 of the attached Addendum for a further description of the Premises and the Project. ("Premises"). (See also Paragraph 2)

1.3 Term: five (5) years and -0- months ("Original Term") commencing See Paragraph 60 of the Addendum hereto ("Commencement Date") and ending sixty (60) months after Commencement Date ("Expiration Date"). (See also Paragraph 3)

1.4 Early Possession: Possession shall commence immediately upon execution of the Lease by both parties and delivery of the Security Deposit. See also Paragraph 60 of the Addendum hereto ("Early Possession Date"). (See also Paragraphs 3.2 and 3.3)

1.5 Base Rent: ~~$____ per month ("Base Rent"), payable on the ____ day of each month commencing~~ See Paragraph 60 of the Addendum hereto. (See also Paragraph 4)

☑ If this box is checked, there are provisions in this Lease for the Base Rent to be adjusted.

1.6 Base Rent Paid Upon Execution: $-0- as Base Rent for the period ____.

1.7 Security Deposit: $6,723.04 ("Security Deposit"). (See also Paragraph 5)

1.8 Agreed Use: Extracting and supplying pharmaceutical companies, and the scientific community, with certain material extracted from selected marine organisms. Lessee is also involved in the aquaculture of marine organisms for use in species enhancement, pharmaceutical products and for food. (See also Paragraph 6)

1.9 Insuring Party: ~~Lessor~~ Lessee is the "Insuring Party" unless otherwise stated herein. (See also Paragraph 8)

1.10 Real Estate Brokers: (See also Paragraph 15)

(a) Representation: The following real estate brokers (collectively, the "Brokers") and brokerage relationships exist in this transaction (check applicable boxes):

☑ Heritage Group, Inc. represents Lessor exclusively ("Lessor's Broker");

☐ ____ represents Lessee exclusively ("Lessee's Broker"); or

☐ ____ represents both Lessor and Lessee ("Dual Agency").

~~(b) Payment to Brokers: Upon execution and delivery of this Lease by both Parties, Lessor shall pay to the Broker the fee agreed to in their separate written agreement (or if there is no such agreement, the sum of ____ % of the total Base Rent for the brokerage services rendered by said Broker).~~

1.11 Guarantor. The obligations of the Lessee under this Lease are to be guaranteed by N/A ("Guarantor"). (See also Paragraph 37)

1.12 Addenda and Exhibits. Attached hereto is an Addendum or Addenda consisting of Paragraphs 50 through 62 and Exhibits "A", "B", and "C", all of which constitute a part of this Lease.

2. Premises.

2.1 Letting. Lessor hereby leases to Lessee, and Lessee hereby leases from Lessor, the Premises, for the term, at the rental, and upon all of the terms, covenants and conditions set forth in this Lease. Unless otherwise provided herein, any statement of size set forth in this Lease, or that may have been used in calculating rental, is an approximation which the Parties agree is reasonable and the rental based thereon is not subject to revision whether or not the actual size is more or less.

41. Security Measures. Lessee hereby acknowledges that the rental payable to Lessor hereunder does not include the cost of guard service or other security measures, and that Lessor shall have no obligation whatsoever to provide same. Lessee assumes all responsibility for the protection of the Premises, Lessee, its agents and invitees and their property from the acts of third parties.

42. Reservations. Lessor reserves to itself the right, from time to time, to grant, without the consent or joinder of Lessee, such easements, rights and dedications that Lessor deems necessary, and to cause the recordation of parcel maps and restrictions, so long as such easements, rights, dedications, maps and restrictions do not unreasonably interfere with the use of the Premises by Lessee. Lessee agrees to sign any documents reasonably requested by Lessor to effectuate any such easement rights, dedication, map or restrictions.

43. Performance Under Protest. If at any time a dispute shall arise as to any amount or sum of money to be paid by one Party to the other under the provisions hereof, the Party against whom the obligation to pay the money is asserted shall have the right to make payment "under protest" and such payment shall not be regarded as a voluntary payment and there shall survive the right on the part of said Party to institute suit for recovery of such sum. If it shall be adjudged that there was no legal obligation on the part of said Party to pay such sum or any part thereof, said Party shall be entitled to recover such sum or so much thereof as it was not legally required to pay.

44. Authority. If either Party hereto is a corporation, trust, limited liability company, partnership, or similar entity, each individual executing this Lease on behalf of such entity represents and warrants that he or she is duly authorized to execute and deliver this Lease on its behalf. Each Party shall, within thirty (30) days after request, deliver to the other Party satisfactory evidence of such authority.

45. Conflict. Any conflict between the printed provisions of this Lease and the typewritten or handwritten provisions shall be controlled by the typewritten or handwritten provisions.

46. Offer. Preparation of this Lease by either Party or their agent and submission of same to the other Party shall not be deemed an offer to lease to the other Party. This Lease is not intended to be binding until executed and delivered by all Parties hereto.

47. Amendments. This Lease may be modified only in writing, signed by the Parties in interest at the time of the modification. As long as they do not materially change Lessee's obligations hereunder, Lessee agrees to make such reasonable non-monetary modifications to this Lease as may be reasonably required by a Lender in connection with the obtaining of normal financing or refinancing of the Premises.

48. Multiple Parties. If more than one person or entity is named herein as either Lessor or Lessee, such multiple Parties shall have joint and several responsibility to comply with the terms of this Lease.

49. Mediation and Arbitration of Disputes. An Addendum requiring the Mediation and/or the Arbitration of all disputes between the Parties and/or Brokers arising out of this Lease ☑ is ☐ is not attached to this Lease.

See Addendum which is incorporated herein.

LESSOR AND LESSEE HAVE CAREFULLY READ AND REVIEWED THIS LEASE AND EACH TERM AND PROVISION CONTAINED HEREIN, AND BY THE EXECUTION OF THIS LEASE SHOW THEIR INFORMED AND VOLUNTARY CONSENT THERETO. THE PARTIES HEREBY AGREE THAT, AT THE TIME THIS LEASE IS EXECUTED, THE TERMS OF THIS LEASE ARE COMMERCIALLY REASONABLE AND EFFECTUATE THE INTENT AND PURPOSE OF LESSOR AND LESSEE WITH RESPECT TO THE PREMISES.

ATTENTION: NO REPRESENTATION OR RECOMMENDATION IS MADE BY THE AMERICAN INDUSTRIAL REAL ESTATE ASSOCIATION OR BY ANY BROKER AS TO THE LEGAL SUFFICIENCY, LEGAL EFFECT, OR TAX CONSEQUENCES OF THIS LEASE OR THE TRANSACTION TO WHICH IT RELATES. THE PARTIES ARE URGED TO:

1. SEEK ADVICE OF COUNSEL AS TO THE LEGAL AND TAX CONSEQUENCES OF THIS LEASE.
2. RETAIN APPROPRIATE CONSULTANTS TO REVIEW AND INVESTIGATE THE CONDITION OF THE PREMISES. SAID INVESTIGATION SHOULD INCLUDE BUT NOT BE LIMITED TO: THE POSSIBLE PRESENCE OF HAZARDOUS SUBSTANCES, THE ZONING OF THE PREMISES, THE STRUCTURAL INTEGRITY, THE CONDITION OF THE ROOF AND OPERATING SYSTEMS, AND THE SUITABILITY OF THE PREMISES FOR LESSEE'S INTENDED USE.

WARNING: IF THE PREMISES IS LOCATED IN A STATE OTHER THAN CALIFORNIA, CERTAIN PROVISIONS OF THE LEASE MAY NEED TO BE REVISED TO COMPLY WITH THE LAWS OF THE STATE IN WHICH THE PREMISES IS LOCATED.

The parties hereto have executed this Lease at the place and on the dates specified above their respective signatures.

Executed at: Port Hueneme, California	Executed at:
on: October , 2000	on: October , 2000
By LESSOR:	By LESSEE:
Port Hueneme Surplus Property	Stellar Biotechnologies, Inc.
By: *Robert L. Hunt*	By:
Name Printed: Robert L. Hunt	Name Printed:
Title: Surplus Property Authority Manager	Title:
By:	By:
Name Printed:	Name Printed:
Title:	Title:
Address:	Address:
Telephone: ( )	Telephone: ( )
Facsimile: ( )	Facsimile: ( )
Federal ID No.	Federal ID No.

NOTE: These forms are often modified to meet the changing requirements of law and industry needs. Always write or call to make sure

ADDENDUM
TO STANDARD INDUSTRIAL / COMMERCIAL SINGLE-TENANT SUBLEASE-NET

50. Premises. Lessee's Premises, as described in Exhibit "B," consists of Units 3, 4 and 5 which collectively comprise approximately 42,019 square feet (net of 5,000 square feet removed from Unit 3 and 1,000 square feet removed from Unit 4 for purposes of the pump house and intake pipes which are part of the common area described below), and are intended to be provided for the exclusive possession, use, and control of Lessee, subject to the rights of other lessees in the Project, and their employees, guests and invitees to utilize the striped, designated parking areas and subject further to Lessor's rights of entry and inspection as described in the Lease. The Premises are a portion of a larger project (the "Project") that consists of eleven Units (with one Unit containing the lighthouse) and certain common areas for the non-exclusive use of Lessee. The principal features of the common area are the key-card operated gates at the points of ingress and egress, perimeter fencing, security lighting, the roadway connecting all of the Units, and the off-street, striped parking areas. Additionally, between Units three and four are two structures designed to house Lessee's (and the other lessees') pumps, pipes and equipment necessary to draw sea water from the channel adjacent to the Project. The maintenance of Lessee's pumps, pipes and related equipment are the sole responsibility of Lessee, including any portion of such equipment that lies within the above described common area. Apart from Lessee's pumps, pipes and related equipment, Lessor will be responsible for the maintenance of the common area, and the related costs of such common area maintenance, together with a sinking fund (not to exceed $300/month) established to replace said common area improvements at the conclusion of their estimated useful lives as determined by an engineering study, shall be paid by Lessee, and the other lessees, in proportion to the number of square feet contained in each lessees' Unit. The percentage share of Lessee's common area expenses is 23.89%.

Lessee shall be responsible for the installation (and related cost thereof) of (i) all of Lessee's pipes and filters between the channel and the pump house, (ii) Lessee's pumps and related equipment within the pump house and (iii) all of Lessee's pipes, pumps and related equipment within the perimeters of Units 3, 4 and 5.

For all purposes of the Lease, Lessee's Premises shall include Lessee's pumps, pipes and related equipment described above, (collectively the "Intake System"). In addition to Lessee's maintenance responsibilities set forth in Paragraph 7.1 of the Lease, Lessee shall also be specifically responsible for cleaning (or "pigging") its Intake System as often as necessary to minimize the growth of organisms therein, and in all events not less often than monthly. Lessee's Premises shall not include the rip rap revetment on the ocean side of the Project.

Lessee's maintenance obligations required by Paragraph 7.1 shall not include damage resulting from ocean storms, and similarly, as provided in Paragraph 7.2, Lessor shall not be responsible for damage caused by such storms or any other source.

The operation of the key-card gates (to be installed by and at the expense of Lessor) requires the use of a magnetic card, which will be issued to Lessee by Lessor. Lessee shall be obligated to advise Lessor of the number of Lessee's employees who will require such a card, and Lessee will make every reasonable effort to minimize the number of people to whom such cards are issued, and further will minimize the number of visitors to the Premises, all for the reason of minimizing the number of people passing through the central Harbor gate into the high security area of the Harbor facilities. Lessee agrees to abide by reasonable rules and regulations that may hereafter be issued by the Oxnard Harbor District ("Master Lessor") and / or Lessor with respect to ingress and egress through the central Harbor gate.

Lessee further agrees that with respect to any storage containers located on the Premises, such containers shall be in good condition and painted to match the color scheme set forth in the Development Standards. Lessee shall exert its best efforts to locate any such container in such a manner as to minimize its visibility from off the Premises.

Any boat, vessel, or similar device utilized by lessee in its business and operations which is visible above the screen fence described above shall be covered by a tight fitting canvas or vinyl cover in a color and style consistent with the Development Standards, and which color and style are approved in writing by Lessor.

58. Option to Extend. Lessor hereby grants to Lessee the option to extend the Term of this Lease for two (2) additional five (5) year option periods each commencing when the prior Term expires upon each and all of the following terms and conditions:

a. Lessee shall give written notice to Lessor of Lessee's desire to extend this Lease for said additional term or terms, in accordance with Paragraph 23 of the Lease, at least one hundred twenty (120) days and not more than one hundred eighty (180) days prior to the date each such option period would commence, time being of the essence;

b. All of the terms and conditions of the Lease, except where specifically modified by this option, shall apply;

c. The basic economic terms for the option periods shall be that the new monthly Base Rent shall be the then prevailing Market Rental Rate (Lessor and Lessee shall mutually agree upon the amount of prevailing Market Rental Rate) for property comparable to the Premises at the time Lessee gives to Lessor written notice of Lessee's desire to extend this Lease. If Lessor and Lessee cannot mutually agree, then the prevailing Market Rental Rate shall be decided by legal arbitration in accordance with Paragraph 49 of the Lease and the resulting costs and fees shall be split evenly between the Parties. The then prevailing Market Rental Rate shall constitute the monthly Base Rent for the first twelve (12) months of each option period, which Base Rent shall be adjusted (but not reduced) on each anniversary of the commencement of each option period by any increase in the CPI index (for Ventura County, if available; otherwise for the Los Angeles / Long Beach area) which occurred during the preceding twelve (12) month period.

59. Master Lessor's Rules and Regulations Concerning Access to the Channel. Lessee understands that Master Lessor has issued certain rules and regulations with respect to access to the channel adjacent to the Project, including a rule prohibiting divers and other individuals from entering the channel unless they are certified by Master Lessor. Accordingly, Lessee herein shall design its Intake System in such a manner that substantially all of the maintenance and cleaning thereof can be performed from the land side of the channel in order to minimize the need for properly certified divers to enter the channel.

60. Termination of Interim Month-to-Month Subleases, Commencement of Base Rent and Adjustments in Base Rent during the Term--. Commencing November 1, 2000, ("Commencement Date"), Lessee's Base Rent shall be $3,361.52/month and shall be payable on the first day of each and every month for the following eleven months of the Term commencing after the first such monthly payment of $3,361.52. During the second twelve months of the Term following commencement of monthly rental payments, Lessee's Base rent shall be increased to $3,781.71/month, and during the final thirty-six months of the term, Lessee's Base Rent shall be further increased to $4,201.90.

The Parties agree that all three, existing month-to-month subleases entered by Lessor and Lessee, including affiliates of Lessee, shall be terminated upon the execution and delivery of this Lease; provided, however, Lessee and its affiliates who are parties to such month-to-month sublease agreements shall cause to be paid to Lessor the Rental amounts provided in such subleases up to commencement of Base Rent described in this Paragraph 60 of this Addendum.

61. Possessory Interest Tax. As stated in Paragraph 10 of the Lease, the definition of "Real Property Taxes" includes possessory interest taxes. Lessee hereby acknowledges and agrees that the Premises as defined in the Lease and this Addendum will constitute a possessory interest subject to property taxation levied directly on such possessory interest and payable by Lessee.

62. No Consent Required for Minor Subleases. The consent of Lessor shall not be required for subletting individual offices or groups of offices or other space within the Premises, or structures thereon, provided that:

(i) Not more than five hundred square feet of space within a structure nor more than one thousand square feet of the outdoor Premises are subleased to any one person or entity, and the sublease does not exceed twelve months or terminate after the Expiration Date,

(ii) The sublease is set forth in writing on a form approved in writing by Lessor,

(iii) Such sublease states in writing that it is subordinate to the Lease, the Master Lease, and the Deed described in the RECITALS, and

(iv) The sublessee furnishes to Lessor such evidence of credit worthiness and evidence of insurance as is required by the Lease or otherwise as reasonably required by Lessor.

from off-site Premises.

Any boat, vessel, or similar device utilized by lessee in its business and operations which is visible above the screen fence described above shall be covered by a tight fitting canvas or vinyl cover in a color and style consistent with the Development Standards, and which color and style are approved in writing by Lessor.

58. Option to Extend. Lessor hereby grants to Lessee the option to extend the Term of this Lease for two (2) additional five (5) year option periods each commencing when the prior Term expires upon each and all of the following terms and conditions:

a. Lessee shall give written notice to Lessor of Lessee's desire to extend this Lease for said additional term or terms, in accordance with Paragraph 23 of the Lease, at least one hundred twenty (120) days and not more than one hundred eighty (180) days prior to the date each such option period would commence, time being of the essence;

b. All of the terms and conditions of the Lease, except where specifically modified by this option, shall apply;

c. The basic economic terms for the option periods shall be that the new monthly Base Rent shall be the then prevailing Market Rental Rate (Lessor and Lessee shall mutually agree upon the amount of prevailing Market Rental Rate) for property comparable to the Premises at the time Lessee gives to Lessor written notice of Lessee's desire to extend this Lease. If Lessor and Lessee cannot mutually agree, then the prevailing Market Rental Rate shall be decided by legal arbitration in accordance with Paragraph 49 of the Lease and the resulting costs and fees shall be split evenly between the Parties. The then prevailing Market Rental Rate shall constitute the monthly Base Rent for the first twelve (12) months of each option period, which Base Rent shall be adjusted (but not reduced) on each anniversary of the commencement of each option period by any increase in the CPI index (for Ventura County, if available; otherwise for the Los Angeles / Long Beach area) which occurred during the preceding twelve (12) month period.

59. Master Lessor's Rules and Regulations Concerning Access to the Channel. Lessee understands that Master Lessor has issued certain rules and regulations with respect to access to the channel adjacent to the Project, including a rule prohibiting divers and other individuals from entering the channel unless they are certified by Master Lessor. Accordingly, Lessee herein shall design its Intake System in such a manner that substantially all of the maintenance and cleaning thereof can be performed from the land side of the channel in order to minimize the need for properly certified divers to enter the channel.

60. Termination of Interim Month-to-Month Subleases, Commencement of Base Rent and ~~Adjustments in Base Rent during the Term--~~. Commencing November 1, 2000, ("Commencement Date"), Lessee's Base Rent shall be $3,361.52/month and shall be payable on the first day of each and every month for the following eleven months of the Term commencing after the first such monthly payment of $3,361.52. During the second twelve months of the Term following commencement of monthly rental payments, Lessee's Base rent shall be increased to $3,781.71/month, and during the final thirty-six months of the term, Lessee's Base Rent shall be further increased to $4,201.90.

CHANGE TO LEASE

Lessee further agrees that with respect to any storage containers located on the Premises, such containers shall be in good condition and painted to match the color scheme set forth in the Development Standards. Lessee shall exert its best efforts to locate any such container in such a manner as to minimize its visibility from off the Premises.

Any boat, vessel, or similar device utilized by lessee in its business and operations which is visible above the screen fence described above shall be covered by a tight fitting canvas or vinyl cover in a color and style consistent with the Development Standards, and which color and style are approved in writing by Lessor.

58. Option to Extend. Lessor hereby grants to Lessee the option to extend the Term of this Lease for two (2) additional five (5) year option periods each commencing when the prior Term expires upon each and all of the following terms and conditions:

a. Lessee shall give written notice to Lessor of Lessee's desire to extend this Lease for said additional term or terms, in accordance with Paragraph 23 of the Lease, at least one hundred twenty (120) days and not more than one hundred eighty (180) days prior to the date each such option period would commence, time being of the essence;

b. All of the terms and conditions of the Lease, except where specifically modified by this option, shall apply;

c. The basic economic terms for the option periods shall be that the new monthly Base Rent shall be the then prevailing Market Rental Rate (Lessor and Lessee shall mutually agree upon the amount of prevailing Market Rental Rate) for property comparable to the Premises at the time Lessee gives to Lessor written notice of Lessee's desire to extend this Lease. If Lessor and Lessee cannot mutually agree, then the prevailing Market Rental Rate shall be decided by legal arbitration in accordance with Paragraph 49 of the Lease and the resulting costs and fees shall be split evenly between the Parties. The then prevailing Market Rental Rate shall constitute the monthly Base Rent for the first twelve (12) months of each option period, which Base Rent shall be adjusted (but not reduced) on each anniversary of the commencement of each option period by any increase in the CPI index (for Ventura County, if available; otherwise for the Los Angeles / Long Beach area) which occurred during the preceding twelve (12) month period.

59. Master Lessor's Rules and Regulations Concerning Access to the Channel. Lessee understands that Master Lessor has issued certain rules and regulations with respect to access to the channel adjacent to the Project, including a rule prohibiting divers and other individuals from entering the channel unless they are certified by Master Lessor. Accordingly, Lessee herein shall design its Intake System in such a manner that substantially all of the maintenance and cleaning thereof can be performed from the land side of the channel in order to minimize the need for properly certified divers to enter the channel.

60. Termination of Interim Month-to-Month Subleases, Commencement of Base Rent and Adjustments in Base Rent during the Term--. Commencing November 1, 2000, ("Commencement Date"), Lessee's Base Rent shall be $3,361.52/month and shall be payable on the first day of each and every month for the following eleven months of the Term commencing after the first such monthly payment of $3,361.52. During the second twelve months of the Term following